September 3, 2009

VIA U.S. MAIL AND FACSIMILE

Rufus Decker
Accounting Branch Chief
United States Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 4631
Washington, D.C. 20549

RE:	Form 10-K & 10-K/A for the fiscal year ended December 31, 2008
Form 10-Q for the period ended June 30, 2009
File No. 1-10104

Dear Mr. Decker:

We represent United Capital Corp. (the “Company”).  We acknowledge receipt of the additional comment letter of the Securities and Exchange Commission dated August 25, 2009 (the “Commission Letter”) with regard to the above-referenced filings.  We have reviewed the Commission Letter with the Company and the following are its responses to the Commission Letter.  For ease of reference, the responses are numbered to correspond to the numbering of the comments in the Commission Letter and the comments are reproduced in italicized form below.

FORM 10-K FOR FISCAL YEAR ENDED DECEMBER 31, 2008

General

1.
We note your response to comment 1 in our letter dated July 30, 2009 and reissue this comment.  In this regard, we note that the confirmation included in your response was inappropriately limited to “the information required to be disclosed in the Form 10-K.”  Please be advised that the conclusion regarding the effectiveness of disclosure controls and procedures must apply to all reports that you file or submit under the Exchange Act.  Please also comply with this comment in all future annual and quarterly reports.

The Company confirms that with respect to all of its quarterly and annual reports filed since the enactment of Item 307 of Regulation S-K that its disclosure controls and procedures were “effective” to ensure that information required to be disclosed, in all of the reports was recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms and was accumulated and communicated to the Company’s management, including its principal executive and principal financial officers, or person performing similar functions, as appropriate to allow timely decisions regarding required disclosure.  The Company further confirms that it will comply with this comment in all future annual and quarterly reports.

September 3, 2009

FORM 10-Q FOR THE FISCAL YEAR ENDED JUNE 30, 2009

Item 4.  Controls and Procedures, page 18

2.
We note that you inappropriately qualify the conclusion of your CEO and CFO that your disclosure controls and procedures are effective by stating “in timely alerting them to material information relating to the Company (including its consolidated subsidiaries) required to be included in the Company’s periodic reports.”  Please confirm to us that your CEO and CFO concluded that your disclosure controls and procedures were effective as of the end of the period covered by the report without this qualification.  In responding to this comment, refer to comment 2 in our letter dated July 1, 2009.  Please also comply with this comment in all future annual and quarterly reports.

The Staff is advised that the Company’s Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures were effective as of the end of the period covered by the Form 10-Q for the period ended June 30, 2009 without any qualification.  The Company confirms that it will comply with this requirement that there be no qualification as to the effectiveness of its disclosure controls and procedures in all future filings.

Exhibits 31.1 and 31.2 - Section 302 Certifications

3.
In future filings, please file your certifications exactly as set forth in Item 601(b)(31)(i) of Regulation S-K, which should include the phrase “(the registrant’s fourth fiscal quarter in the case of an annual report)” in paragraph 4(d).  Please also comply with this comment in all future annual and quarterly reports.

The Staff’s comment is duly noted.  The Company confirms that all certifications in future filings required to be filed pursuant to Item 601(b)(31)(i) will include the phrase “(the registrant’s fourth fiscal quarter in the case of an annual report).”

We believe that the Company’s responses have fully addressed your questions.  We would be pleased to answer any questions you may have with regard to the responses.  If you have any questions, please call Anthony J. Miceli, the Company’s Vice President, Chief Financial Officer and Secretary at (516) 466-6464 or me at (212) 451-2252.

Sincerely,

/s/ Kenneth Schlesinger

Kenneth Schlesinger

cc:	Anthony J. Miceli